EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Allied Capital Corporation:

We consent to the use of our report dated February 28, 2007, with respect to the consolidated balance sheet of Allied Capital Corporation and subsidiaries as of December 31, 2006 and 2005, including the consolidated statements of investments as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in net assets and cash flows, and the financial highlights (included in Note 14), for each of the years in the three-year period ended December 31, 2006, incorporated herein by reference.

Our report on the consolidated financial statements contains an explanatory paragraph that states that, effective January 1, 2006, Allied Capital Corporation adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment.

/s/ KPMG LLP

Washington, D.C.
May 25, 2007